================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)
                             -----------------------

                           ARCHIPELAGO HOLDINGS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    03957A104
                                 (CUSIP Number)

                                Thomas J. Murphy
                    c/o General Atlantic Service Corporation
                                3 Pickwick Plaza
                          Greenwich, Connecticut 06830
                            Tel. No.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                 APRIL 26, 2005
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

---------------------------                          ---------------------------
03957A104                                                           Page 2 of 22
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     10,380,505
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      10,380,505
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,380,505
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
03957A104                                                           Page 3 of 22
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic Partners 77, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     10,380,505
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      10,380,505
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,380,505
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
03957A104                                                           Page 4 of 22
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     10,380,505
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      10,380,505
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,380,505
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
03957A104                                                           Page 5 of 22
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GapStar, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     10,380,505
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      10,380,505
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,380,505
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
03957A104                                                           Page 6 of 22
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP-W Holdings, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     10,380,505
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      10,380,505
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,380,505
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
03957A104                                                           Page 7 of 22
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAPCO GmbH & Co. KG
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     10,380,505
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      10,380,505
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,380,505
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
03957A104                                                           Page 8 of 22
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAPCO Management GmbH
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     10,380,505
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      10,380,505
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,380,505
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
03957A104                                                           Page 9 of 22
---------------------------                          ---------------------------


ITEM 1.  SECURITY AND ISSUER.

                  This Amendment No. 1 to Schedule 13D ("Amendment No. 1") is filed by the undersigned to amend and supplement the Schedule 13D, dated August 16, 2004 (the "Original Schedule 13D"), with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Archipelago Holdings, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 100 South Wacker Drive, Suite 1800, Chicago, Illinois 60606.

ITEM 2.  IDENTITY AND BACKGROUND.

             ITEM 2 IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

             This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The members of the group are General Atlantic LLC, a Delaware limited liability company (formerly known as General Atlantic Partners, LLC, "GA"), General Atlantic Partners 77, L.P., a Delaware limited partnership ("GAP 77"), GAP Coinvestment Partners II, L.P., a Delaware limited partnership ("GAPCO II"), GapStar, LLC, a Delaware limited liability company ("GapStar"), GAP-W Holdings, L.P., a Delaware limited partnership ("GAP-W"), GAPCO GmbH & Co. KG, a German limited partnership ("KG"), and GAPCO Management GmbH, a German corporation ("GmbH Management" and, collectively with GA, GAP 77, GAPCO II, GapStar, GAP-W and KG, the "Reporting Persons"). The Reporting Persons (other than KG and GmbH Management) are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. KG and GmbH Management are located c/o General Atlantic Partners GmbH, Koenigsallee 62, 40212 Duesseldorf, Germany. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

---------------------------                          ---------------------------
03957A104                                                          Page 10 of 22
---------------------------                          ---------------------------


             GA is the general partner of each of GAP 77 and GAP-W. GA is also the sole member of GapStar. GmbH Management is the general partner of KG. The Managing Directors of GA are Steven A. Denning (Chairman), William E. Ford (President), Peter L. Bloom, Mark F. Dzialga, Klaus Esser, Vince Feng, William
O. Grabe, Abhay Havaldar, David C. Hodgson, Braden R. Kelly, Rene M. Kern, Marc
F. McMorris, Matthew Nimetz, Franchon M. Smithson, Tom C. Tinsley, Philip P. Trahanas and Florian P. Wendelstadt (collectively, the "GA Managing Directors"). Mr. Ford is a director of the Company. The general partners of GAPCO II are GA Managing Directors. The business address of each of the GA Managing Directors (other than Messrs. Esser, Feng, Havaldar, Kelly, Tinsley and Wendelstadt) is 3 Pickwick Plaza, Greenwich, Connecticut 06830. The business address of Mr. Esser is Koenigsallee 62, 40212, Duesseldorf, Germany. The business address of Mr. Feng is 18/F One International Finance Centre, 1 Harbour View Street, Central Hong Kong. The business address of Mr. Havaldar is Room 222, The Taj Mahal Tower, Apollo Bunder, Mumbai 400 001, India. The business address of Mr. Kelly is 228 Hamilton Avenue, Palo Alto, California 94301. The business address of Mr. Tinsley is 2401 Pennsylvania Avenue NW, Washington DC 20037. The business address of Mr. Wendelstadt is 83 Pall Mall, Sixth Floor, London SW1Y 5ES, United Kingdom. Each of the GA Managing Directors, other than Messrs. Esser, Havaldar, Kern and Wendelstadt, is a citizen of the United States. Messrs. Esser, Kern and Wendelstadt are citizens of Germany; Mr. Feng is a citizen of the United States and Taiwan; and Mr. Havaldar is a citizen of India. The present principal occupation or employment of each of the GA Managing Directors is as a Managing Director of GAP.

---------------------------                          ---------------------------
03957A104                                                          Page 11 of 22
---------------------------                          ---------------------------


             None of the Reporting Persons and none of the individuals listed above has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             Unchanged.

ITEM 4.  PURPOSE OF TRANSACTION.

             ITEM 4 IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

             The Reporting Persons acquired beneficial ownership of the shares of Common Stock described in this Schedule 13D for investment purposes. The Reporting Persons may, from time to time, make additional purchases of Common Stock either in the open market or in private transactions, depending upon the Reporting Persons' evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors.

             Depending upon the factors noted above and subject to the limitations described below, the Reporting Persons may decide to hold or dispose of all or part of their investment in the Common Stock.

             The Company entered into an Agreement and Plan of Merger, dated as of April 20, 2005 (the "Merger Agreement"), with New York Stock Exchange, Inc., a New York Type A not-for-profit corporation ("NYSE"), and such other persons that become signatories thereto pursuant to the terms thereof. Pursuant to the Merger Agreement, the

---------------------------                          ---------------------------
03957A104                                                          Page 12 of 22
---------------------------                          ---------------------------


Company and NYSE agreed, among other things, to combine their businesses by (i) merging the Company (the "Company Merger") with a wholly-owned subsidiary of NYSE Group, Inc. ("Holdco"), a newly created, for-profit holding company and
(ii) merging the successor to NYSE (the "NYSE Merger") with another wholly-owned subsidiary of Holdco. This Amendment No. 1 is being filed as a result of GAP 77, GAP-W, GapStar, GAPCO II and KG (collectively, the "GA Signatories") entering into a Support and Lock-Up Agreement, dated as of April 20, 2005 (the "Support Agreement"), with NYSE to induce NYSE to enter into the Merger Agreement. The Support Agreement provides as follows:

             VOTING.

             Subject to the limitations on voting set forth in the Company's Certificate of Incorporation, the GA Signatories agreed, among other things, to vote all of the shares of Common Stock held by the GA Signatories in favor of the Company Merger, the Merger Agreement and the other transactions contemplated thereby (the "Proposed Transaction") and against any (i) other proposal to acquire the Company, any of its major subsidiaries, 10% or more of any class of equity securities or voting power or 10% or more of the consolidated gross assets of the Company or 50% or more of any class of equity securities or voting power of any major subsidiary of the Company (any such proposal an "Acquisition Proposal"), (ii) other proposal for a merger, consolidation, sale of assets, business combination, share exchange, reorganization or recapitalization of the Company or any of its subsidiaries that is made in opposition to, or in competition with, the Proposed Transaction, (iii) liquidation or winding up of the Company, (iv) extraordinary dividend by the Company (other than as permitted by the Company Merger Agreement), (v) change in the capital structure of the Company and (vi) other action that

---------------------------                          ---------------------------
03957A104                                                          Page 13 of 22
---------------------------                          ---------------------------


would reasonably be expected to impede, delay, postpone or interfere with the Proposed Transaction or that would result in a breach of the Merger Agreement by the Company that would reasonably be expected to materially adversely affect the Company.

             In the event the Merger Agreement is terminated under circumstances requiring the Company to pay a termination fee and reimburse expenses of NYSE pursuant to the terms of the Merger Agreement, then for a period of fifteen months after such termination the GA Signatories agreed to vote all shares of Common Stock held by the GA Signatories (subject to (x) a cap equal to 15.8% of the total number of shares of Common Stock then issued and outstanding and (y) the limitations on voting set forth in the Company's Certificate of Incorporation) against any Acquisition Proposal.

             NON-SOLICITATION.

             Until the Proposed Transaction is consummated or the Merger Agreement is terminated in accordance with its terms (other than under circumstances where the Company is required to pay a termination fee and reimburse expenses of NYSE), the GA Signatories agreed not to make, or in any manner participate in, directly or indirectly, any "solicitation" of proxies or powers of attorney, or seek to advise or influence any person with respect to the voting of, any shares of Common Stock intended to facilitate any Acquisition Proposal with respect to the Company or to cause the failure of the stockholders of the Company to approve and adopt the Proposed Transaction. In addition, the GA Signatories agreed that neither they, nor their advisors, will solicit or knowingly encourage any inquiries or proposals relating to any Acquisition Proposal or approve or recommend any Acquisition Proposal.

             In the event the Merger Agreement is terminated under circumstances requiring the Company to pay a termination fee and reimburse expenses of NYSE

---------------------------                          ---------------------------
03957A104                                                          Page 14 of 22
---------------------------                          ---------------------------


pursuant to the terms of the Merger Agreement, then for a period of fifteen months after such termination the GA Signatories agreed to refrain from encouraging, facilitating or supporting in any way any Acquisition Proposal.

             TRANSFER RESTRICTIONS.

             Until the Proposed Transaction is consummated or the Merger Agreement is terminated in accordance with its terms (other than under circumstances where the Company is required to pay a termination fee and reimburse expenses of NYSE), the GA Signatories agreed not to sell or transfer any shares of Common Stock held by the GA Signatories. In the event the Merger Agreement is terminated under circumstances requiring the Company to pay a termination fee and reimburse expenses of NYSE pursuant to the terms of the Merger Agreement, then for a period of fifteen months after such termination the GA Signatories agreed not to sell or transfer any shares of Common Stock held by the GA Signatories.

             During the five-year period following the consummation of the Company Merger, if any, the GA Signatories agreed not to sell or transfer any shares of common stock of Holdco ("Holdco Common Stock") received by the GA Signatories in the Company Merger (the "Locked-Up Shares"), except as follows:
(i) upon and following the third anniversary of the closing date of the Company Merger (the "Closing Date"), the GA Signatories will be able to sell or transfer one-third of the Locked-Up Shares, (ii) upon and following the fourth anniversary of the Closing Date, the GA Signatories will be able to sell or transfer another one-third of the Locked-Up Shares, (iii) upon and following the fifth anniversary of the Closing Date, the GA Signatories will be able to sell or transfer the remaining one-third of the Locked-Up Shares and (iv) if the Board of Directors of Holdco releases from contractual transfer restrictions any shares of Holdco

---------------------------                          ---------------------------
03957A104                                                          Page 15 of 22
---------------------------                          ---------------------------


Common Stock that were issued in the NYSE Merger or the Company Merger (other than those shares of Holdco Common Stock issued to GSP, LLC ("GSP"), an entity affiliated with Mr. Gerald D. Putnam, the Chairman and Chief Executive Officer of the Company), then a proportionate number of Locked-Up Shares that remain subject to the transfer restrictions described above will similarly be released.

             If on or prior to the first anniversary of the Closing Date the Board of Directors of Holdco has not authorized or effected at least one release of shares of Holdco Common Stock from contractual transfer restrictions (other than a release of shares of Holdco Common Stock held by GSP), then the GA Signatories will have a demand right (a "Demand Right"), exercisable once during any time between the first and second anniversaries of the Closing Date, to require Holdco to remove the transfer restrictions from up to one-third of the Locked-Up Shares. If on or prior to the second anniversary of the Closing Date the Board of Directors of Holdco has not authorized or effected at least two releases of shares of Holdco Common Stock from contractual transfer restrictions (other than a release of shares of Holdco Common Stock held by GSP), then the GA Signatories will have a Demand Right, exercisable once during any time between the second and third anniversaries of the Closing Date, to require Holdco to remove the transfer restrictions from all but one-third of the Locked-Up Shares.

             REGISTRATION RIGHTS.

             Whenever the GA Signatories exercise a Demand Right, the GA Signatories will have the right to simultaneously demand that Holdco effect the registration under the Securities Act of 1933, as amended (the "Securities Act"), of all or any portion of the shares of Holdco Common Stock that are released pursuant to the exercise of the Demand Right. In addition, if Holdco proposes to file a registration

---------------------------                          ---------------------------
03957A104                                                          Page 16 of 22
---------------------------                          ---------------------------


statement under the Securities Act at any time following the Closing Date but prior to the expiration of the transfer restrictions described above and Holdco decides to permit certain of its stockholders to participate in such registered offering, then the GA Signatories will have the right to participate in the registered offering on a pro rata basis with any other stockholders of Holdco participating in such registered offering.

             The foregoing summaries of the Merger Agreement and the Support Agreement are qualified in their entirety by reference to Exhibits 3 and 4, each of which is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

             ITEM 5 IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

             (a) As of the date hereof, GA, GAP 77, GAPCO II, GapStar, GAP-W, KG and GmbH Management each own of record, no shares of Common Stock, 7,193,963 shares of Common Stock, 605,064 shares of Common Stock, 129,835 shares of Common Stock, 2,437,604 shares of Common Stock, 14,039 shares of Common Stock and no shares of Common Stock, respectively, representing 0.0%, 15.2%, 1.3%, 0.3%, 5.2%, 0.0% and 0.0% of the Company's issued and outstanding shares of Common Stock.

             By virtue of the fact that (i) GA is the general partner of GAP 77 and GAP-W, (ii) the general partners of GAPCO II are GA Managing Directors and are authorized and empowered to vote and dispose of the securities held by GAPCO II, (iii) GA is the sole member of GapStar and (iv) the GA Managing Directors are authorized and empowered to vote and dispose of the securities held by KG and GmbH Management, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock that each owns of record. As of the date hereof, each of the Reporting Persons may be deemed to own

---------------------------                          ---------------------------
03957A104                                                          Page 17 of 22
---------------------------                          ---------------------------


beneficially an aggregate of 10,380,505 shares of Common Stock, or 22.0% of the issued and outstanding shares of Common Stock.

             (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 10,380,505 shares of Common Stock that may be deemed to be owned beneficially by each of them.

             (c) To the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

             (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

             (e)    Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

             ITEM 6 IS HEREBY AMENDED AND SUPPLEMENTED BY INSERTING THE FOLLOWING AT THE END THEREOF:

             The information in Item 4 is incorporated herein by reference.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                 Exhibit 1: Power of Attorney dated January 4, 2005 appointing Thomas J. Murphy Attorney-in-Fact for GA.

                 Exhibit 2: Power of Attorney dated January 5, 2005 appointing Thomas J. Murphy Attorney-in-Fact for GAPCO II.

---------------------------                          ---------------------------
03957A104                                                          Page 18 of 22
---------------------------                          ---------------------------


                 Exhibit 3: Agreement and Plan of Merger dated as of April 20, 2005, by and among NYSE, the Company and such other parties that become signatories thereto pursuant to the terms thereof, incorporated herein by reference to Exhibit
                                  2.1 to the Company's Current Report on Form
                                  8-K dated April 26, 2005 (SEC File No.
                                  001-32274).

                 Exhibit 4: Support and Lock-Up Agreement, dated as of April 20, 2005, by and among NYSE, GAP 77, GAP-W, GapStar, GAPCO II and KG, incorporated herein by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K dated April 26, 2005 (SEC File No. 001-32274).

---------------------------                          ---------------------------
03957A104                                                          Page 19 of 22
---------------------------                          ---------------------------


                                   SIGNATURES

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 28, 2005

                                   GENERAL ATLANTIC LLC

                                   By:  /s/ Thomas J Murphy
                                        ------------------------------
                                        Name:  Thomas J.Murphy
                                        Title: Attorney-in-Fact



                                   GENERAL ATLANTIC PARTNERS 77, L.P.

                                   By:  General Atlantic LLC,
                                        Its general partner

                                   By:  /s/ Thomas J Murphy
                                        ------------------------------
                                        Name:  Thomas J.Murphy
                                        Title: Attorney-in-Fact



                                   GAP COINVESTMENT PARTNERS II, L.P.

                                   By:  /s/ Thomas J Murphy
                                        ------------------------------
                                        Name:  Thomas J.Murphy
                                        Title: Attorney-in-Fact


                                   GAP-W HOLDINGS, L.P.

                                   By:  General Atlantic LLC,
                                        Its general partner

                                   By:  /s/ Thomas J Murphy
                                        ------------------------------
                                        Name:  Thomas J.Murphy
                                        Title: Attorney-in-Fact

---------------------------                          ---------------------------
03957A104                                                          Page 20 of 22
---------------------------                          ---------------------------


                                   GAPSTAR, LLC

                                   By:  General Atlantic LLC,
                                        Its sole member

                                   By:  /s/ Thomas J Murphy
                                        ------------------------------
                                        Name:  Thomas J.Murphy
                                        Title: Attorney-in-Fact



                                   GAPCO GMBH CO. KG

                                   By:  GAPCO Management GmbH,
                                        Its general partner

                                   By:  /s/ Matthew Nimetz
                                        ------------------------------
                                        Name:  Matthew Nimetz
                                        Title: Managing Director



                                   GAP MANAGEMENT GMBH

                                   By:  /s/ Matthew Nimetz
                                        ------------------------------
                                        Name:  Matthew Nimetz
                                        Title: Managing Director